

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via E-Mail</u>
Mingzhuo Tan, Chief Executive Officer
#99 Jianshe Road 3
Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

> **Re: China Growth Corporation**
> **Amendment No. 3 to Form 8-K**
> **Filed June 6, 2011**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed June 6, 2011**
> **File No. 000-52339**

Dear Mr. Tan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Form 8-K filed June 6, 2011</u>

<u>General</u>

1.   We note your response to our previous comment number 4. In addition we note on page 9 of your amended 8-K that your HAC powder is the core ingredient of your water purifying agent. Please explain to us how your production cost per ton for your HAC powder is greater than the production cost per ton of your water purifying agent given that your HAC powder is the core ingredient of your water purifying agent.

2.   We note your response to our previous comment number 5. Mineralized material is a mineralized body, which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of

the selected metal(s)/ or salable material. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an "in place" tonnage and grade, and should not be disclosed as units of product. As supplemental information and not as part of your filing, please submit your technical documentation for each of your four mines that provides the specific details in regards to the work performed to define the mineralized body for each of your mines. Please provide the requested information translated into English, preferably on a CD and formatted as Adobe PDF files.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above comments, please phone John Coleman, Mining Engineer at (202) 551-3610.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 52

Liquidity and Capital Resources, page 57

3.   We note that your production lead time is approximately three weeks, from the inspection of incoming materials, to production, testing and packaging; and that you need to keep a large supply of raw materials and finished goods inventory on hand to ensure timely delivery of your products to your customers. We further note your disclosure that states you do not need to maintain large amounts of inventory. Please revise your conflicting disclosures, as necessary. Also include a discussion of the following in your revised disclosure:

   a.   the time that it takes to mine the raw materials used to produce HAC powder and water purification agent and how the extraction time was considered in the assessment of your ability to ensure timely delivery; and

   b.   management's assessment of the Company's ability to ensure timely delivery of products to customers in the second quarter of 2011 given the minimal raw materials and finished goods inventory of $875,775 and $276,597 at March 31, 2011, respectively, and your net revenue of $12.6 million and $10.2 million for the second quarter ended June 30, 2010 and 2009, respectively.

<u>Item 9A. Controls and Procedures, page 60</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 61</u>

4.   We note your revised disclosure in response to comment 13 of our letter dated May 6, 2011, including the identification of a material weakness and conclusion that DC&P was ineffective as of December 31, 2010. We further note that you continue to conclude that your ICFR was effective as of December 31, 2010. Please tell us how you were able to continue to conclude that your ICFR was effective as of December 31, 2010 given the material weakness you identified, or further revise. Refer to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director